ATTACHMENT #1

ZIONS BANCORPORATION
Calculation of Gains on Subordinated Debt Modification
and Swap Termination
2Q2009 Form 10-Q

	Principal Subject	Prices Prior to Announcement Date	Prices Subsequent to Announcement Date	Price Increase Allocable to Conversion Option
Description	to Debt Modification	(per $1.00 par value)	(per $1.00 par value)	(per $1.00 par value)
5.65% Sub. Notes due 2014	$265,320,000	$0.6642	$0.7335	$0.0693
6.00% Sub. Notes due 2015	419,555,000	0.6819	0.7329	0.0509
5.50% Sub. Notes due 2015	484,990,000	0.6634	0.7328	0.0694
	$1,169,865,000

Gain on Debt Modification - Amount Attributable to Debt Extinguishment and Recorded in Earnings
Description	Principal	Post-conversion Price	Gain	Calculation
5.65% Sub. Notes due 2014	$265,320,000	$0.7335	$70,718,393	= [265,320,000 x (1-.7335)]
6.00% Sub. Notes due 2015	419,555,000	0.7329	112,084,118	= [419,555,000 x (1-.7329)]
5.50% Sub. Notes due 2015	484,990,000	0.7328	129,599,028	= [484,990,000 x (1-.7328)]
			312,401,539

Deferred Issuance Costs Allocated to Modification			(4,268,856)
Debt Discount Allocated to Modification			(3,099,613)

Total Pretax Gain			$305,033,070

Gain on Debt Modification - Amount Attributable to Conversion Option Recorded in Equity
Description	Principal	Price Increase	Gain	Calculation
5.65% Sub. Notes due 2014	$265,320,000	$0.0693	$18,376,063	= (265,320,000 x .0693)
6.00% Sub. Notes due 2015	419,555,000	0.0509	21,367,936	= (419,555,000 x .0509)
5.50% Sub. Notes due 2015	484,990,000	0.0694	33,658,306	= (484,990,000 x .0694)
			73,402,305

Taxes at 38.25%			(28,076,382)

Total increase in equity			$45,325,924